EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

December 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sergio Chinos

Re: Applied UV, Inc.

Registration Statement on Form S-1, as amended

File No. 333-261892

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters of the proposed public offering of securities of Applied UV, Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, December 28, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF Hutton, division of Benchmark Investments, LLC

By: /s/ Sam Fleischman
Name: Sam Fleischman Title: Supervisory Principal